     As filed with the Securities and Exchange Commission on April 7, 1998.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                           HARKEN ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                                    95-2841597
(State of incorporation or organization)       (IRS Employer Identification No.)

 5605 NORTH MACARTHUR BLVD., SUITE 400
            IRVING, TEXAS                                    75038
(Address of principal executive offices)                   (Zip Code)


If this form relates to the registration of a class of    If this form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange      securities pursuant to Section 12(g) of the Exchange
Act and is effective pursuant to General Instruction      Act and is effective pursuant to General Instruction
A.(c), please check the following box. [X]                A.(d), please check the following box. [ ]

                              --------------------

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered
      -------------------                    ------------------------------
PREFERRED SHARE PURCHASE RIGHTS                  AMERICAN STOCK EXCHANGE

                              --------------------

Securities to be registered pursuant to Section 12(g) of the Act: NONE

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
Item 1.  Description of Registrant's Securities to be Registered.

    On April 6, 1998, the Board of Directors of Harken Energy Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock"). The dividend is payable on April 17, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series E Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Stock") at a price of $35.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 6, 1998 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights Agent").

    Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of a Summary of Rights to Purchase Shares of Preferred Stock of Harken Energy Corporation (the "Summary of Rights") that will be mailed to the holders of such stock as of the Record Date.

    The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on April 6, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

    The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

    The number of outstanding Rights is also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.





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
    Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $10.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

    Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one- thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

    In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

    In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) which at the time of such transaction have a market value of two times the exercise price of the Right.

    At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

    At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.





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
    For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

    Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    As of April 2, 1998, there were 122,799,347 shares of Common Stock outstanding and 0 shares in the Company's treasury. As of April 2, 1998, there were 8,789,499 shares of Common Stock reserved for issuance under employee benefit plans and 9,234,624 shares reserved for issuance upon exercise or conversion of convertible securities and warrants. Each outstanding share of Common Stock on April 17, 1998 will receive one Right. The Company will issue one Right (subject to adjustment) for each share of Common Stock issued between the Record Date and the Distribution Date so that all such shares will have attached Rights. 175,000 shares of Preferred Stock will initially be reserved for issuance upon exercise of the Rights.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the time an Acquiring Person becomes such, redeem all but not less than all the then outstanding Rights at $.01 per Right.

    The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B thereto the form of Right Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of Rights Agreement (and the exhibits thereto) attached hereto.





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

Item 2.  Exhibits.

         Exhibit No.      Description of Exhibit
         -----------      ----------------------
            1.            Form of Rights Agreement dated as of April 6, 1998 between the Company and ChaseMellon
                          Shareholder Services L.L.C., as Rights Agent, which includes as Exhibit A the Form of
                          Certificate of Designations of Series E Junior Participating Preferred Stock of Harken Energy
                          Corporation, as Exhibit B the Form of Right Certificate, and as Exhibit C the Summary of Rights
                          to Purchase Shares of Preferred Stock of Harken Energy Corporation (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K dated April 6, 1998).

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       HARKEN ENERGY CORPORATION


Date: April 6, 1998                    By: /s/ Bruce N. Huff
                                          -------------------------------------
                                          Bruce N. Huff
                                          President and Chief Operating Officer





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
                                 EXHIBIT INDEX

         Exhibit No.      Description of Exhibit
         -----------      ----------------------
            1.            Form of Rights Agreement dated as of April 6, 1998 between the Company and ChaseMellon
                          Shareholder Services L.L.C., as Rights Agent, which includes as Exhibit A the Form of
                          Certificate of Designations of Series E Junior Participating Preferred Stock of Harken Energy
                          Corporation, as Exhibit B the Form of Right Certificate, and as Exhibit C the Summary of Rights
                          to Purchase Shares of Preferred Stock of Harken Energy Corporation (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K dated April 6, 1998).